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                                                                 EXHIBIT (a)(10)

BANKERS TRUST COMPANY
280 PARK AVENUE
NEW YORK, NEW YORK 10015

July 17, 1997

Dear 401(k) Plan Participant:

As you are no doubt aware, ITT Corporation ("ITT") has commenced a tender offer to buy up to 30 million shares (approximately 26%) of its common stock at $70 a share from its stockholders. This letter, and copies of the relevant documents making the offer, are being sent to you in accordance with the terms of the ITT 401(k) Retirement Savings Plan (the "401(k) Plan").

ITT's Board of Directors has approved making the offer. However, NEITHER ITT NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER OR NOT TO TENDER (OFFER TO SELL) SHARES TO ITT.

The offer is being made to all ITT stockholders, which includes the Trustee for the 401(k) Plan. As a Member, Deferred Member, or Beneficiary under the 401(k) Plan, you have the right to determine what portion, if any, of the ITT shares credited to your 401(k) Plan account are to be tendered. Bankers Trust Company, as Trustee, will retain or tender ITT shares credited to your 401(k) Plan account based on your response. Your election will be processed by the 401(k) Plan's recordkeeper, who is required to keep such election confidential.

As a 401(k) Plan participant, the effects of a decision to tender and the procedures you must follow to direct the Trustee are different than for other ITT stockholders. To record your election to retain or tender shares allocated to your 401(k) account, call the ITT 401(k) Voice Response System at 1-888-ITT-401K (1-888-488-4015). Indicate which percentage (from 0% to 100% in whole numbers) of the ITT shares credited to your 401(k) account you wish to have tendered. YOUR RESPONSE MUST BE RECEIVED BY 4 P.M. EASTERN TIME, AUGUST 11, 1997 (WHICH IS TWO BUSINESS DAYS BEFORE THE ITT OFFER IS CURRENTLY SET TO EXPIRE). You must have your personal identification number and Social Security number available when calling. THE ENCLOSED LETTER OF TRANSMITTAL, WHICH DIRECT ITT STOCKHOLDERS ARE TO USE, HAS BEEN INCLUDED FOR YOUR INFORMATION ONLY AND CANNOT BE USED TO INSTRUCT THE TRUSTEE AS TO WHETHER TO TENDER ITT SHARES CREDITED TO YOUR 401(k) PLAN ACCOUNT.

THE 401(k) PLAN STATES THAT IF YOU DO NOT ISSUE INSTRUCTIONS TO TENDER, ITT SHARES IN YOUR 401(k) PLAN ACCOUNT WILL NOT BE TENDERED BY THE TRUSTEE.

Each 401(k) Plan participant must decide individually how to direct the Trustee. Some factors you might wish to consider are:

        1. If you choose to tender all or a portion of the ITT shares credited to your 401(k) Plan account and such shares are accepted for tender by ITT, the cash proceeds will be temporarily invested by the Trustee in a short-term fund established under the 401(k) Plan on your behalf.

        2. In making your decision whether to tender your ITT common stock to ITT, you should also consider the offer previously made by HLT Corporation, a wholly owned subsidiary of Hilton Hotels Corporation, to purchase shares of ITT at $55 per share. The offering materials relating to the HLT offer were previously distributed to you. If you have not already made an election under
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           the HLT offer, you may still do so. If you have already made an election under the HLT offer, you have the right to change that election. Elections may be made or changed by calling the ITT 401(k) Voice Response System and following the instructions given. You can make or change an election under the HLT offer until July 30, 1997 (unless such offer is extended by HLT, in which case you may make such election no later than the second business day prior to the publicized expiration date as extended).

        3. The terms of the 401(k) Plan provide that the cash proceeds received by the Trustee from tendering ITT shares (whether pursuant to the HLT or ITT tender offers) will be reinvested in ITT stock (or if no such stock is then available for purchase, in other "employer securities"). The price at which any such shares are repurchased by the Trustee will be based on then prevailing open market prices, which may be greater or less than the HLT or ITT tender offer price at which shares are tendered in accordance with participant instructions.

Please note that ITT Corporation may choose to extend the expiration of the tender offer. The ITT 401(k) Voice Response System will remain open for you to make or change your election as long as the tender offer is outstanding. If the tender offer by ITT is extended, you will have until 4 p.m. on the second business day prior to each publicized expiration date as extended to record your election.

If you are also a direct stockholder of ITT, you will receive under separate cover another copy (or copies) of the ITT tender offer documents which should be used to tender your directly owned shares, if you should choose to do so.

BANKERS TRUST COMPANY, AS TRUSTEE OF THE 401(k) PLAN, MAKES NO REPRESENTATION OR RECOMMENDATION ON THE TENDER OFFER BY ITT OR HLT.

Bankers Trust Company

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